1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2015

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date March 30, 2015	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF 2015 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES

NOTICE IS HEREBY GIVEN that the 2015 first class meeting of the holders of A shares (the “A Shareholders’ Class Meeting”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 11:00 a.m. on 22 May 2015 at the headquarters of the Company, 298 South Fushan Road, Zoucheng, Shandong Province, 273500, the People’s Republic of China (the “PRC”) for the purpose of considering and, if thought fit, passing the following resolution (Unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company to be despatched on 2 April 2015):

SPECIAL RESOLUTION

To consider and approve the “Proposal regarding the general mandate authorizing the Board to repurchase H shares”:

“THAT

(a)	subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph (e) below) during which the Board may exercise the power of the Company to repurchase the issued H Shares on the Hong Kong Stock Exchange, subject to and in accordance with all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the PRC, the Hong Kong Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

(b)	the aggregate nominal value of H Shares authorized to be repurchased subject to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal value of H Shares in issue as at the date of the passing of this resolution;

(c)	the approval in paragraph (a) shall be conditional upon:

(i)	the passing of a special resolution in the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at the AGM of the Company to be held on 22 May 2015 (or on such adjourned date as may be applicable) and the class meeting for holders of H Shares to be held on 22 May 2015 (or on such adjourned date as may be applicable);

(ii)	the approval of the relevant PRC regulatory authorities as may be required by laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

(iii)	the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount pursuant to the relevant provisions of the Articles of Association;

(d)	subject to the approval of all relevant PRC regulatory authorities for the repurchase of such H Shares being granted, the Board be hereby authorized to:

(i)	amend the Articles of Association as it thinks fit so as to reduce the registered share capital of the Company and to reflect the new capital structure of the Company upon the repurchase of H Shares as contemplated in paragraph (a) above; and

(ii)	file the amended Articles of Association with the relevant governmental authorities of the PRC.

(e)	for the purpose of this special resolution, “Relevant Period” means the period from the passing of this special resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting following the passing of this special resolution;

(ii)	the expiration of a 12-month period following the passing of this special resolution; or

(iii)	the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the members of the Company in any general meeting or by a special resolution of holders of H Shares or holders of A Shares at their respective class meetings.”

By order of the Board

Yanzhou Coal Mining Company Limited

Li Xiyong

Chairman

Zoucheng, Shandong, the PRC

27 March 2015

Notes:

1.	Eligibility for attending the A Shareholders’ Class Meeting

Holders of A Shares whose names appear on the Company’s register of members of A Shares at the close of business on Tuesday, 21 April 2015 are entitled to attend the A Shareholders’ Class Meeting. Holders of A Shares, who intend to attend the A Shareholders’ Class Meeting, must deliver the completed reply slip for attending the A Shareholders’ Class Meeting to the Office of the Secretary of the Board no later than Thursday, 30 April 2015. Shareholders can deliver the necessary documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note 2 below.

2.	Proxy

Each holder of A Shares who has the right to attend and vote at the A Shareholders’ Class Meeting is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the A Shareholders’ Class Meeting. The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

3.	Miscellaneous

(1)	Holders of the A Shares attending the A Shareholders’ Class Meeting are responsible for their own transportation and accommodation expenses.

(2)	All voting at the A Shareholders’ Class Meeting will be conducted by a poll.

(3)	Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500 PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Form of Proxy for Use at the 2015 First Class Meeting of the Holders

of A Shares to be held on Friday, 22 May 2015

The Number of A Shares
Represented by the
Proxy Form (note 1)

I/We(note 2),                                          Address(note 2)                                          being the registered holder(s) of A shares of RMB 1.00 each in the capital of Yanzhou Coal Mining Company Limited (the “Company”), HEREBY APPOINT (note 3) the Chairman of the 2015 first class meeting of the holders of A Shares (the “A Shareholders’ Class Meeting”) or                                          of                                          as my/our proxy/proxies to attend on my/our behalf at the A Shareholders’ Class Meeting (and/or at any adjournment thereof) to be held at the headquarters of the Company, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the People’s Republic of China at 11:00 a.m. on Friday, 22 May 2015. The proxy/proxies will vote on the resolutions listed in the Notice of the A Shareholders’ Class Meeting as hereunder indicated or, unless otherwise indicated or if no such indication is given, as my proxy/proxies think(s) fit:

AS SPECIAL RESOLUTION		FOR (note 4)	AGAINST	ABSTAIN
			(note 4)	(note 4)
1	To consider and approve the “Proposal regarding the general mandate authorizing the Board to repurchase H Shares”, details of which are set out in the Notice of the A Shareholders’ Class Meeting dated 27 March 2015 and the Company’s circular to be despatched on 2 April 2015.

Signature(note 5):	Date: 2015

Notes:

1. Please insert the number of shares in the Company to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name.

2. Full name(s) and address(es) to be inserted in BLOCK LETTERS as shown in the register of members of the Company.

3. If the person other than the Chairman of the A Shareholders’ Class Meeting is to be appointed as proxy, please delete “the Chairman of 2015 first class meeting of the holders of A Shares or” and insert into the blank space the name and address of the proxy appointed. Each shareholder is entitled to appoint one or more proxies to attend and vote at the meeting. The proxy need not be a shareholder. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. Any alteration made to this form of proxy must be initialled by the person(s) who sign(s) it.

4. Important: If you wish to vote for any resolution, tick in the box marked “FOR”. If you wish to vote against any resolution, tick in the box marked “AGAINST”. If you wish to abstain from voting on any resolution, tick in the box marked “ABSTAIN”, and your voting will be counted in the total number of votes cast in that resolution for the purpose of calculating the result of that resolution. Failure to tick the box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the A Shareholders’ Class Meeting other than those referred to in the notice convening the A Shareholders’ Class Meeting .

5. This form of proxy must be signed by you (or by your attorney duly authorized in writing). If you are a legal entity such as a company or an organisation, this form of proxy must be under the seal of the legal entity or be signed by its director (or responsible person) or a duly authorized attorney.

6. To be valid, this form of proxy, together with the power of attorney or other documents of authorization under which it is signed, must be delivered to the Office of the Secretary of the Board of Directors at the Company’s registered address at 298 South Fushan Road, Zoucheng, Shandong Province 273500, the People’s Republic of China not less than 24 hours before the time appointed for the holding of the A Shareholders’ Class Meeting or any adjournment thereof.

7. A proxy attending the A Shareholders’ Class Meeting must present his proof of identity.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

REPLY SLIP FOR THE 2015 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES TO

BE HELD ON FRIDAY, 22 MAY 2015

To: Yanzhou Coal Mining Company Limited (the “Company”)

I/We (Note 2) intend to attend (in person/ by a proxy/ proxies (Note 2) ) the 2015 first class meeting of the holders of A shares of the Company to be held at 11:00 a.m. on Friday, 22 May 2015, at the headquarters of the Company, 298 South Fushan Road, Zoucheng, Shandong Province, 273500, the Peoples’ Republic of China.

Name(s) (as appearing in the register of members) (Note 1)

Number of A Shares registered under my/our name(s) (Notes 2)

Correspondence address (Note 1)

Telephone number

Signature(s):	Date: 2015

Notes:

1	Please insert your full name(s) (both in Chinese and English) and correspondence address in BLOCK LETTERS.

2	Please delete the option which is not applicable in “I/We” and “in person/ by a proxy/proxies”.

3	The completed and signed reply slip must be delivered to the Office of the Secretary of the Board of Directors at the Company’s registered address at 298 South Fushan Road, Zoucheng, Shandong Province 273500, the People’s Republic of China no later than Thursday, 30 April 2015. This reply slip may be delivered to the Company in person, by post or by facsimile (Fax No.:86-537- 5383311).

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC